UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICOSAVAX, INC.

(Name of Subject Company)

ICOSAVAX, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number of Class of Securities)

Adam K. Simpson

President and Chief Executive Officer

Icosavax, Inc.

1930 Boren Ave., Suite 1000

Seattle, Washington 98101

(206) 737-0085

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel E. Rees

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Icosavax, Inc., a Delaware corporation (“Icosavax” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023, relating to the tender offer (the “Offer”) by Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), a wholly owned subsidiary of AstraZeneca plc, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share representing the right to receive a contingent payment of up to $5.00, in cash, subject to any applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on December 27, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates or provide supplemental information as reflected below.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Explanatory Note:

The supplemental information provided in Item 4 should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no such supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth in Item 4 below and should be read in conjunction with the Schedule 14D-9. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth in Item 4. If additional, similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such filings.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The thirty-sixth paragraph under the heading “Item 4. The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation – Background of the Offer and the Merger” on page 20 of the Schedule 14D-9 is amended and supplemented as follows:

On November 14, 2023, the Company and AstraZeneca UK executed a first amendment to the Transaction NDA, which included a standstill obligation of AstraZeneca UK and its affiliates for the benefit of the Company that expired upon the execution of the Merger Agreement. Following execution of such amendment, the Company granted AstraZeneca access to comprehensive due diligence materials in the Company’s data room, and over the course of the following weeks, management and advisors of each of the Company and AstraZeneca discussed and exchanged additional due diligence information. The Company also organized a number of due diligence calls among the parties and their advisors to discuss numerous diligence matters.

The first paragraph under the heading “Item 4. The Solicitation or Recommendation – Summary of Centerview Financial Analysis – Analysis of Consideration” on page 35-36 of the Schedule 14D-9 is amended and supplemented as follows:

Centerview conducted an analysis of the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal, on a per Share basis, to $15.00 upfront in cash together, and not separately, with one (1) CVR, which could result in additional payments of up to $5.00 in cash upon achievement of the specified milestones, as described more fully in the section entitled, “Contingent Value Rights Agreement”. For analytical purposes, assuming that CVR holders receive an aggregate payment of $5.00 per CVR upon the achievement of the specified milestones based on the probability of success as estimated by Company management in, and at the time implied by, the Management Case Forecasts, as described under the section entitled, “The Merger — Certain Financial Projections” and further assuming the midpoint of a range of discount rates from 13.75% to 15.75% based on Centerview’s analysis of the Company’s weighted average cost of capital (using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience), Centerview calculated an illustrative net present value for one (1) CVR of $0.89.

The second paragraph under the heading “Item 4. The Solicitation or Recommendation – Summary of Centerview Financial Analysis – Discounted Cash Flow Analysis” on page 36 of the Schedule 14D-9 is amended and supplemented as follows:

In performing this analysis, Centerview calculated a range of equity values for shares of our common stock by (a) discounting to present value, as of December 31, 2023, using discount rates ranging from 13.75% to 15.75% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2024 and ending on December 31, 2042, utilized by Centerview based on the Financial Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 10% year-over-year and (iii) tax savings from usage of the Company’s federal net operating losses of $76 million as of December 31, 2022 and the Company’s estimated future losses, as set forth in the Financial Projections, and (b) adding to the foregoing results the Company’s estimated net cash of $192 million as of December 31, 2023, and the net present value of the estimated cost of an assumed $150 million equity raise in 2024, $750 million equity raise in 2025, $750 million equity raise in 2027 and $300 million equity raise in 2028, assuming in each case a 10% discount and 5% spread, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the number of the Company’s fully-diluted Shares outstanding ranging from approximately 54.7 million to approximately 56.3 million Shares (~~determined~~ calculated using the treasury stock method based on approximately 50.2 million basic shares outstanding and the dilutive impact of approximately 10.5 million options outstanding with a weighted average exercise price of $9.01 and ~~taking into account outstanding in the money options and~~ approximately 0.8 million restricted stock units outstanding as of December 8, 2023).

The paragraph under the heading “Item 4. The Solicitation or Recommendation – Summary of Centerview Financial Analysis – Other Factors – Analyst Price Targets” on page 36 of the Schedule 14D-9 is amended and supplemented as follows:

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in the four publicly available Wall Street research analyst reports that provided price targets as of December 11, 2023, which indicated low and high stock price targets for the Company ranging from $15.00 to $30.00 per share.

The paragraph under the heading “Item 4. The Solicitation or Recommendation – Summary of Centerview Financial Analysis – Other Factors – Precedent Premiums Paid Analysis” on page 37 of the Schedule 14D-9 is amended and supplemented as follows:

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions between $500 million and $1 billion in offer value since 2019 involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 30 trading days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 50% to 75% to the Company’s closing stock price on December 11, 2023 (the last trading day before the public announcement of the Transaction) of $10.49, which resulted in an implied price range of approximately $15.75 to $18.35 per Share, rounded to the nearest $0.05. Centerview also applied a premia reference range of 65% to 90% to the Company’s volume weighted average trading price during the 30 trading day period ended December 11, 2023 (the last trading day before the public announcement of the Transaction) of $9.46, which resulted in an implied price range of approximately $15.60 to $17.95 per Share, rounded to the nearest $0.05.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table set forth in Item 6 on pages 39-40 of the Schedule 14D-9:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Adam Simpson	January 22, 2024	4,789	$0.84	Exercise of Company Option
Adam Simpson	January 22, 2024	93,227	$1.04	Exercise of Company Option
Adam Simpson	February 1, 2024	6,532	$0.00	Gift
Adam Simpson	February 1, 2024	15,000	$1.04	Exercise of Company Option pursuant to an existing Rule 10b5-1 trading plan
Adam Simpson	February 1, 2024	15,000	$15.2924(8)	Sale pursuant to an existing Rule 10b5-1 trading plan

(8)	Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.28 to $15.31 per share.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading entitled “Item 8. Additional Information – Legal Proceedings” on page 48 of the Schedule 14D-9 and replacing them with the following paragraphs:

Between January 2 and February 9, 2024, four complaints were filed against the Company and its directors by putative stockholders of the Company: two were filed in the United States District Court for the Southern District of New York, Brent Peterson v. Icosavax, Inc., Case No. 1:24-cv-00017 and Steve Weiss v. Icosavax, Inc., Case No. 1:24-cv-00160, one complaint was filed in the United States District Court District of Delaware, Anthony Malone v. Icosavax, Inc., Case 1:24-cv-00026-UNA, and one complaint was filed in the Superior Court of the State of Washington in and for King County, Margie Elstein v. Icosavax, Inc., Case No. 24-2-00535-8. The complaints name as defendants the Company and each member of the Company Board and the Elstein complaint also names as defendants AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. and is accompanied by a motion for an injunction. The complaints all generally allege that the Company’s Schedule 14D-9 filed December 27, 2023, was materially misleading and omits material facts. The Peterson, Weiss and Malone complaints bring claims under the Exchange Act, asserting that (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act and (c) each member of the Company Board violated Section 20(a) of the Exchange Act. The Elstein complaint brings claims under Washington law, asserting that (a) AstraZeneca Finance and Holdings Inc. and Isochrone Merger Sub Inc. violated Section 010 of The Securities Act of Washington, (b) all defendants violated Washington state negligent misrepresentation and concealment law and (c) all defendants violated Washington state negligence law. The complaints seek, among other things, to enjoin transactions contemplated by the Merger Agreement, rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement are consummated, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages and attorneys’ fees and/or costs. AstraZeneca, Parent, Merger Sub and the Company believe the claims asserted in the complaints are without merit.

In addition, as of this filing, the Company had received 14 demand letters from purported stockholders of the Company, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.

Additional complaints may be filed against the Company, the Company Board, Parent and/or AstraZeneca in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If such additional complaints are filed, absent new or different allegations that are material, Parent and AstraZeneca will not necessarily announce such additional complaints.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Icosavax, Inc.

By:	/s/ Thomas Russo
Name: Thomas Russo
Title: Chief Financial Officer

Dated: February 14, 2024